EXHIBIT 99.1

Burcon Announces Fiscal 2016 Results and Reviews Operations

VANCOUVER, British Columbia, June 27, 2016 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR), a leader in functional and renewable plant proteins, reported results for the year ended March 31, 2016.

Fiscal 2016 Operational Highlights

  Completed an over-subscribed rights offering on April 30, 2015 for gross proceeds of $3.5 million, with net proceeds of $3.35 million.
  Continued discussions with certain multi-national food ingredient providers for a royalty or a joint operations agreement for Peazazz®.
  Burcon’s Winnipeg Technical Centre undertook Peazazz® applications work and provided significant quantities of samples throughout the year in response to requests from and in support of analytical work conducted by these potential commercialization partners.
  Burcon’s exclusive manufacturing and marketing partner for CLARISOY™, Archer Daniels Midland Company (ADM), facilitated CLARISOY™ development activities in the global food and beverage market while operating the world’s first CLARISOY™ semi-works plant to produce samples of the CLARISOY™ soy protein line for market development purposes.
  Participated in planning and realization activities in support of the construction of the first full-scale commercial CLARISOY™ production facility with ADM.  Burcon expects ADM’s first full commercial-scale CLARISOY™ production facility to be operational in mid-2016.
  Received four U.S. patent grants bringing the company’s patent portfolio to 200 issued patents in various countries, including 61 in the U.S., as well as more than 380 active patent applications, including 57 additional U.S. patent applications.
  Subsequent to the year-end, Burcon issued a convertible note for the principal amount of $2.0 million, with net proceeds of $1.93 million.

Management Commentary

Over the course of the past year, Burcon witnessed significant advancements for the CLARISOY™ soy protein line, its lead product, by its license partner Archer Daniels Midland (ADM).  In late 2014 ADM closed its largest acquisition in its corporate history, acquiring WILD Flavors GmbH for U.S. $3.1 billion, and merging those assets with ADM’s existing specialty ingredients and foods and wellness division to create the new WILD Flavors & Specialty Ingredients “WFSI” business unit.  CLARISOY™ is now being produced, marketed, and sold within this new business unit, a business unit ADM has publicly stated will be a driver of their future growth.  Following on the acquisition of WILD Flavors GmbH and the creation of the WFSI business unit, ADM began the construction of the first full-scale production plant for CLARISOY™, which Burcon expects will be operational by mid-2016.

During the past year Burcon realized similarly important developments with its second major technology, its Peazazz® pea protein.  Burcon has operated its Peazazz® semi-works production facility, which utilizes commercial-scale equipment and is capable of producing the tonnage amounts of Peazazz® required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products, to continue the development of the Peazazz® commercial opportunity.

Burcon advanced its discussions with multiple potential partners over the past year. These partners have conducted product testing, applications development, pricing analyses and real life consumer trials to test the market potential for Peazazz® sales.  Peazazz® exhibits unique potential in key applications and is expected to garner significant sales opportunities.  We remain confident of the ability to enter into a commercialization partnership for our Peazazz® pea protein technology and to commercialize the opportunity in partnership with an established food ingredients industry player.

We see continued acceleration of the demand for protein ingredients globally and specifically for plant protein.  Burcon believes it is extremely well-positioned, both through the royalty arrangement with ADM on CLARISOY™ and the discussions with potential partners for Peazazz® to derive benefits from the global trend for protein and health and wellness in general.

Financial Results (in Canadian dollars)

Revenues totaled $106,000 for the year, relatively unchanged from the same year-ago period, and were derived mainly from deferred royalty payments from ADM for CLARISOY™ sales.  The nominal revenues reflect the company’s development phase status as it transitions to the commercial stage.

Royalty revenues from the sale of CLARISOY™ by ADM as produced from their semi-works facility in Decatur, Illinois have been marginal.  The main purpose of the semi-works plant has been to provide commercial samples for market development purposes and to facilitate other product development work.

Net loss totaled $6.6 million or $0.18 per basic and diluted share for fiscal 2016, as compared to a net loss of $6.6 million or $0.20 per basic and diluted share in fiscal 2015.

R&D expenses totaled $2.7 million for the year, as compared to $2.5 million in fiscal 2015.  The increase in R&D expenses over last year is mainly attributed to higher repairs and maintenance and equipment rental costs, as well as higher stock-based compensation expense.

General and administrative (G&A) expenses decreased to $4.2 million in fiscal 2016 from $4.5 million in the fiscal 2015.  The bulk of the decrease in G&A expenses for the quarter is due to a reduction in patent legal fees, with higher expenses incurred during fiscal 2015 from four additional patent applications that had entered national phase during fiscal 2015 than fiscal 2016.  This was offset by higher stock-based compensation expense in the current year.

At March 31, 2016, cash balances totaled $2.5 million compared to cash and short-term investments of $3.7 million at March 31, 2015.  In May 2016, Burcon issued a convertible note for $2.0 million, with net proceeds of $1.93 million.  Management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least January 2017. This estimate does not take into account potential proceeds from outstanding convertible securities, royalty revenues from the sale of CLARISOY™, or any other potential revenue from product sales or licensing.

The company’s complete financial statements, along with management’s more detailed discussion and analysis, are available from the company’s Investors section at www.burcon.ca or from www.sedar.com.

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 27, 2016 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2016 and 2015
(Prepared in Canadian dollars)
	2016	2015
	$	$
Assets

Current assets
Cash and cash equivalents	2,479,862	2,400,965
Short-term investments	-	1,266,600
Amounts receivable	152,143	145,524
Prepaid expenses	171,209	148,429
Derivative asset	-	70,152

	2,803,214	4,031,670

Property and equipment	514,203	564,185

Deferred financing costs	58,376	93,518

Deferred development costs	222,343	755,967

Goodwill	1,254,930	1,254,930

	4,853,066	6,700,270

Liabilities

Current liabilities
Accounts payable and accrued liabilities	701,748	705,302
Derivative liability	-	70,152

	701,748	775,454

Deferred revenue	39,097	132,930

	740,845	908,384

Shareholders' Equity
Capital stock	64,936,947	60,964,605
Contributed surplus	6,487,975	6,259,626
Options	9,779,276	9,190,098
Warrants	458,187	357,945
Deficit	(77,550,164)	(70,980,388)

	4,112,221	5,791,886

	4,853,066	6,700,270

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31, 2016 and 2015
(Prepared in Canadian dollars)

	Years ended March 31,
	2016	2015
	$	$

Revenue
Royalty income	106,390	105,387

Expenses
General and administrative	4,237,968	4,458,694
Research and development	2,653,585	2,535,761

	6,891,553	6,994,455

Loss from operations	(6,785,163)	(6,889,068)

Foreign exchange gain	62,230	118,642

Interest and other income	153,157	191,002

Loss and comprehensive loss for the period	(6,569,776)	(6,579,424)

Basic and diluted loss per share	(0.18)	(0.20)

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca